2004

File No. 69-228

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”), and submits the following information:

1.	Nicor Inc., an Illinois corporation, is a holding company, whose operating subsidiaries are engaged primarily in gas distribution, containerized shipping and other energy-related activities. The general offices of the company and subsidiaries, except as otherwise noted, are located in northern Illinois. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have less-than-majority interests in certain limited liability companies or partnerships. These less-than-majority interests, which are carried on the equity basis in accordance with generally accepted accounting principles, are indicated with an asterisk.

Northern Illinois Gas Company (doing business as Nicor Gas Company) and Subsidiary

Northern Illinois Gas Company, an Illinois corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves over 2.1 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission, which has the authority to regulate substantially all phases of Nicor Gas’ public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, has a small interest in oil and gas properties.

Birdsall, Inc. and Subsidiaries

Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged as a shipping agent in addition to the handling and inland carriage of containerized cargo. Birdsall’s major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping primarily between 24 ports in the Bahamas, Caribbean, Canada’s east coast and the Port of Palm Beach, Florida. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping, Co. Ltd. - Panama; Container Terminals, Ltd. - Bahamas; Freship, S.A. - Dominican Republic;

Tropical Shipping of Canada, Inc. - Delaware; Tropical Shipping, Inc. - Delaware; Tropical Shipping Agency, Inc. - Delaware; Tropical Express Container Service Trinidad Limited - Trinidad; Antigua Maritime Agencies Limited - Antigua; Saint Martin Marine Services, SARL - St. Martin; all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Birdsall Shipping Co., Ltd. - Liberia, a subsidiary which was also in the shipping business, was merged into Tropical Shipping and Construction Co., Ltd. (Tropical) in 2004. Birdsall de Mexico, S.A. de C.V.– Mexico, a subsidiary which also was in the shipping business, was dissolved in 2003. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains membership interests in Triton Container Investments, L.L.C.*, a container leasing business.

Nicor Energy Ventures Company and Subsidiaries

Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware companies: Nicor Enerchange, L.L.C. is a wholesale natural gas marketing company that also administers a market-area hub and manages product risks for affiliates; Nicor Energy Management Services Company is a member in a Delaware limited liability company, Nicor Energy, L.L.C.*, which during 2003 disposed of its customer contracts and ceased operations; Nicor Energy Solutions Inc., which formerly offered energy systems design and construction and has disposed of substantially all its assets; Nicor Energy Services Company offers various retail energy-related products and services and owns Nicor Home Services, L.L.C., a Delaware limited liability company providing heating, ventilation and air conditioning services, and IBT Solutions, L.L.C., a Delaware limited liability company formed in 2004 that, commencing in 2005, offers call center services primarily to the energy sector; Nicor Technologies Inc. provides pipeline design and corrosion protection services; Nicor NGV Corp., an entity that was dissolved in 2003, was formerly a partner in Clean Fuel Services*, which provided turnkey natural gas fuel station services for the natural gas vehicle market. Nicor Energy Ventures Company is also a member of two Delaware limited liability companies: EN Engineering, L.L.C.*, located in Woodridge, Illinois, is engaged in the design, installation, and maintenance of a variety of pipeline facilities, and Adkins, Energy L.L.C.*, an ethanol processing facility in Lena, Illinois.

Tropical Bahamas Ltd.

Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose business is with affiliates. This company was merged with Nicor Inc. in 2004.

Other Operating Subsidiaries

Nicor Horizon, Inc., a Delaware corporation, is a member in a Delaware limited liability company, Horizon Pipeline Company, L.L.C.*, which is engaged in the operation of a natural gas pipeline in northern Illinois. Nicor Solutions, L.L.C., a Delaware limited liability company, offers energy-related financial products, including utility-bill management plans as well as natural gas price protection plans to Nicor Gas customers. Prairie Point Energy, L.L.C., a Delaware limited liability company, was formed in 2004 with the expectation of offering energy-related products commencing in 2005.

Nonoperating Subsidiaries

Nicor Purchasing, L.L.C., an Illinois limited liability company, is engaged in the business of procuring goods and services on behalf of Nicor Inc. and its subsidiaries operating in Illinois. Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets. Nicor National Inc., a Delaware corporation, has two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., both of which are also Delaware corporations; these two wholly owned subsidiaries, both of which were formerly engaged in the shipyard business, were dissolved in 2003. Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

The company also has the following inactive subsidiaries: Nicor Power Holding Company – Delaware; Nicor Rocky Road Company – Delaware; Nicor International Inc. – Delaware, merged with Nicor Inc. in 2004; St. Maarten Marine Services, N.V. – St. Martin; Tropical Industries, Ltd. – Bahamas; Transexcel, S.A. – Costa Rica, dissolved in 2003; Transcal, S.A. – Guatemala, dissolved in 2003; Transfresca, S.A. - Honduras; Tropical Shipping International, Ltd. - Bahamas; Tropical Express Container Service (Guyana) Inc. - Guyana.

2.	Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the state of Illinois and includes approximately 32,000 miles of mains, approximately 1.9 million services connecting the mains to customers’ premises, and eight underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software, and office equipment, as required for the conduct of its business.

3.	The following information relates to Nicor Gas for calendar year 2004:

a. Mcf of natural gas distributed at retail (1)	249,058,979

b. Mcf of natural gas distributed at retail outside of Illinois	None

c. Mcf of natural gas sold at wholesale outside of or at the state line of Illinois (2)	19,755,305

d. Mcf of natural gas purchased outside of or at the state line of Illinois (3)	225,952,407

(1)	Represents direct sales to residential and commercial customers only. Sales to industrial customers for their own use were 6,403,184 Mcf. In addition, 117,065,823 Mcf, 84,142,761 Mcf and 16,554,837 Mcf of customer-owned gas were delivered to industrial, commercial and residential customers, respectively, through transportation agreements.
(2)	Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
(3)	Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.

4.	Not applicable.

Signature

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

Nicor Inc.

By	/s/ RICHARD L. HAWLEY
Richard L. Hawley
Executive Vice President and
Chief Financial Officer

CORPORATE SEAL

ATTEST:

/s/ DANIEL G. MCNAMARA
Daniel G. McNamara
Associate General Counsel and
Assistant Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Richard L. Hawley
Executive Vice President and
Chief Financial Officer

Nicor Inc.
P. O. Box 3014
Naperville, Illinois 60566-7014

Exhibits Index

The Company is requesting confidentiality, pursuant to Section 22 (b) of the Public Utility Holding Company Act of 1935 and Rule 104 of the Securities and Exchange Commission’s regulations thereunder, for certain portions of Exhibit A. This Exhibit A is redacted pursuant to that request, but a complete version has been filed under seal with the Securities and Exchange Commission.

Exhibit
Number	Description
A-1	Nicor Inc. Consolidating Statement of Operations
A-2	Nicor Inc. Consolidating Balance Sheet
A-3	Nicor Inc. Consolidating Statement of Retained Earnings
A-4	Nicor Gas Consolidating Statement of Operations
A-5	Nicor Gas Consolidating Balance Sheet
A-6	Nicor Gas Consolidating Statement of Retained Earnings
A-7	Birdsall, Inc. Consolidating Statement of Operations
A-8	Birdsall, Inc. Consolidating Balance Sheet
A-9	Birdsall, Inc. Consolidating Statement of Retained Earnings
A-10	Nicor Energy Ventures Company Consolidating Statement of Operations
A-11	Nicor Energy Ventures Company Consolidating Balance Sheet
A-12	Nicor Energy Ventures Company Consolidating Statement of Retained Earnings
A-13	Nicor Energy Services Company Consolidating Statement of Operations
A-14	Nicor Energy Services Company Consolidating Balance Sheet
A-15	Nicor Energy Services Company Consolidating Statement of Retained Earnings